November 18, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the statements made under the heading “Changes in Registrant’s Certifying Accountant” included in CDC Software Corporation’s Form 6-K dated November 18, 2011, and we agree with the statements made therein.

We have no basis to agree or disagree with the statements made under the headings “Mr. Yip’s Designation of Alternate” and “Resignation of Officer.”

Yours truly,

/s/ Deloitte & Touche LLP
Atlanta, Georgia